World Headquarters 26600 Telegraph Road Suite 400, Southfield, MI 48033 Phone (248) 352.7300 Fax (248) 352.6989

June 3, 2019

Ms. Aamira Chaudry

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Superior Industries International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 7, 2019
File No. 001-06615

Dear Ms. Chaudry,

We have provided below our responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in your letter dated May 22, 2019, relating to the Company’s filing on Form 10-K for the fiscal year ended December 31, 2018. The comments included in the Staff’s letter have been reproduced (in italicized type) herein for convenient reference.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data

Note 24. Quarterly Financial Data (Unaudited), page 77

Comment No. 1:

Please tell us in further detail the nature of the error you identified related to the classification of foreign currency adjustments associated with the European non-controlling redeemable equity. Please quantify for us the amount by which each financial statement line item including EPS was impacted in each of the quarterly periods ended June 30, 2018 and September 30, 2018.

As of December 31, 2017, Superior Industries International Germany AG (SII AG), a subsidiary of Superior Industries International, Inc. (“Superior” or the “Company”), had acquired 94.1 percent of the outstanding shares of UNIWHEELS AG and accounted for the remaining 5.9 percent minority interest as a non-controlling interest (“NCI”) in permanent equity. On January 17, 2018, SII AG entered into a Domination and Profit and Loss Transfer agreement (“DPLTA”) with UNIWHEELS AG that provided the minority shareholders an option to tender their shares to SII AG at Euro 62.18 per share (i.e. “redemption value”).

Upon consummation of the DPLTA, Superior adjusted the NCI to redemption value and accounted for the redeemable NCI in mezzanine equity in accordance with ASC 480. This mezzanine equity, referred to herein and in our consolidated financial statements as European Non-controlling Redeemable Equity (“ENRE”), must be adjusted quarterly to Superior’s reporting currency for the effect of movements in the Euro-US dollar exchange rate.

World Headquarters 26600 Telegraph Road Suite 400, Southfield, MI 48033 Phone (248) 352.7300 Fax (248) 352.6989

In the second quarter of 2018, the Company misclassified a $2.9 million foreign currency gain arising from the reduction in the ENRE balance (due to the weakening of the Euro in relation to the US dollar) as an increase to retained earnings, rather than cumulative translation adjustment (CTA). This equity misclassification was also accounted for as a deemed dividend from ENRE shareholders and included in the determination of earnings attributable to Superior common shareholders in calculating earnings per share (“EPS”) for the three- and six-month periods ended June 30, 2018 and the nine-month period ended September 30, 2018. Superior’s accounting for the effects of foreign currency exchange rates on its ENRE and EPS for these periods was due to an incorrect interpretation of the accounting literature contained within SEC Accounting Series Release No. 268, ASC 480-10-S99 and ASC 830. Since the Euro-US dollar exchange rates were relatively flat in the first quarter (less than 0.4 percent) and third quarter (less than 0.2 percent), there was no impact on EPS and only a de minimis impact on other comprehensive income, retained earnings and CTA as of, and for the three-month periods ended, March 31, 2018 and September 30, 2018, respectively.

The following table summarizes the amounts originally reported and as adjusted for the three- and six-month periods ended June 30, 2018 and nine-month period ended September 30, 2018:

Superior Industries International, Inc

Impact of Errors on 2018 Quarterly Statements (in millions, except per share amounts)

	Q2	Q3
Condensed Consolidated Statement of Shareholders’ Equity
Retained Earnings As Reported	392.3	380.9
Adjustment	(2.9)	(2.9)

Adjusted Retained Earnings	389.5	378.0

Cumulative Translation Adjustment As Reported	(92.5)	(88.3)
Adjustment	2.9	2.9

Adjusted Cumulative Translation Adjustment	(89.7)	(85.4)

Condensed Consolidated Balance Sheets
Retained Earnings As Reported	392.3	380.9
Adjustment	(2.9)	(2.9)

Adjusted Retained Earnings	389.5	378.0

Accumulated Other Comprehensive Income As Reported	(110.2)	(88.3)
Adjustment	2.9	2.9

Adjusted Accumulated Other Comprehensive income	(107.4)	(85.4)

	Q2		Q3
Condensed Consolidated Income Statements	3 Months	6 Months	3 Months	9 Months
Basic and Diluted EPS As Reported	0.09	0.16	(0.37)	(0.21)
Adjustment	(0.11)	(0.11)	—	(0.11)

Adjusted Basic and Diluted EPS	(0.02)	0.05	(0.37)	(0.32)

Condensed Consolidated Statements of Comprehensive Income
Foreign Currency Translation (Loss) Gain, Net of Tax As Reported	(38.1)	(17.2)	4.3	(12.9)
Adjustment	2.9	2.9	—	2.9

Adjusted Foreign Currency Translation (Loss) Gain, Net of Tax	(35.2)	(14.3)	4.3	(10.0)

World Headquarters 26600 Telegraph Road Suite 400, Southfield, MI 48033 Phone (248) 352.7300 Fax (248) 352.6989

Comment No. 2:

It appears per the table that the corrected EPS for the period ended June 30, 2018 is a Net Loss of $0.02 per share, however the EPS for June 30, 2018 per the 10-Q is Net Income of $0.09 per share, accordingly, please tell us in further detail how you determined that correction of the error was immaterial.

In evaluating the materiality of the error discussed above, we considered the guidance in Staff Accounting Bulletin No. 99 (SAB No. 99) and Statement of Financial Accounting Concepts No. 2 (SFAC No. 2). SAB No. 99 indicates that a misstatement must be evaluated in light of all relevant surrounding facts and circumstances, and SFAC No. 2 states that an “omission or misstatement is material if, in the light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” We also considered the guidance in ASC 270-10-45-1, which states that each interim period should be viewed primarily as an integral part of an annual period. In addition, ASC 270-10-45-16 indicates the materiality of a correction of an error “shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.”

Although the impact of the error on basic and diluted EPS might be considered material from a purely quantitative perspective, under the “rule of thumb” ranges noted in SAB No. 99, management concluded, considering a quantitative assessment combined with a qualitative assessment of the surrounding facts and circumstances, that the impacts to retained earnings, CTA, EPS and other comprehensive income were not material and accordingly that a restatement of the affected financial statements would not be required.

The principal points considered by Superior’s management in reaching this conclusion were that:

•

For highly leveraged businesses, such as Superior, earnings before interest and taxes (EBIT) is generally recognized as a more useful benchmark in evaluating materiality than net income or EPS. The $2.9 million equity misclassification at June 30, 2018 and September 30, 2018 was not considered quantitatively material as it was less than 5% of the Company’s 2018 EBIT of $82.3 million. In addition, the equity misclassification was less than 1% of retained earnings and approximated 3% of cumulative translation adjustment.

•

From a qualitative perspective, the key financial performance metrics used to assess the Company’s financial performance (internally and externally) include net sales, value added sales, unit sales volumes, adjusted EBITDA, cash flow from operations, profit margins and leverage ratios. Adjusted EBITDA is most consistently used by analysts of Superior to set stock price targets. The Company provides annual and quarterly guidance on net sales, value added sales, unit sales volumes, adjusted EBITDA, capital expenditures and the estimated effective tax rate. The equity misclassification noted above did not impact any of Superior’s key financial performance indicators.

•

EPS is not as relevant of a financial performance indicator given the Company’s highly leveraged financial position and the magnitude of the effect of the redeemable preferred stock accretion on the Company’s EPS. More specifically, EPS is generally not followed by our analysts nor does the Company provide guidance for it. Accordingly, the $0.11 per share impact of the deemed dividend on EPS for the three- and six-month periods ended June 30, 2018 and the nine-month period ended September 30, 2018 was not considered material. Additionally, the amounts of the deemed dividend for all impacted periods were disclosed in Superior’s respective 10-Q (refer to the EPS footnote) and related 8-K filings (earnings releases) and would have been adjusted-out by analysts and investors as non-operating items.

World Headquarters 26600 Telegraph Road Suite 400, Southfield, MI 48033 Phone (248) 352.7300 Fax (248) 352.6989

•

The understatement of foreign currency translation gain (loss) in the condensed consolidated statements of comprehensive income for the three- and six-month periods ended June 30, 2018 and the nine-month period ended September 30, 2018 was not quantitatively material. Qualitatively, foreign currency translation gains and losses are not reflective of operating performance, are inherently subject to fluctuations and generally are not comparable from period to period. For Superior, year-over-year comparability of foreign currency impacts is further compromised due to the 2017 acquisition of UNIWHEELS AG.

Finally, based on our review of SAB No. 99, we did not identify any additional considerations which would change our assessment of materiality of the equity misclassification and deemed dividend because they:

•	are capable of precise measurement and therefore did not involve any degree of management bias;

•

had no effect on the trend of earnings or other key financial performance indicators and did not change a loss into earnings or vice versa, except as to EPS which is not a key financial performance indicator as previously explained;

•	had no effect on analysts’ expectations of Superior’s performance;

•	did not affect any particular segment or other portion of the business with a significant role in the Company’s operation or profitability as the items are non-operating in nature;

•	did not affect the Company’s compliance with any regulatory requirements;

•	did not affect compliance with our loan covenants;

•	did not affect management’s compensation; and

•	did not involve concealment of an unlawful act.

Therefore, management does not consider the equity misclassification and related impacts to other comprehensive income and EPS material from a quantitative and qualitative perspective. If you have any questions regarding any of the responses in this letter, please call me at (248) 761-7987.

Sincerely,

/s/ Matti Masanovich

Matti Masanovich

Executive Vice President and Chief Financial Officer

Superior Industries International, Inc.